Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Gerdau” or “Company”), in addition to the Material Facts released on January 17, 2024, and February 1, 2024, informs its shareholders and the market in general that, on this date, after fulfillment the corresponding precedent conditions, the divestment of its 49.85% equity interest of the joint venture Diaco S.A. (and its subsidiaries) to the INICIA Group has been concluded.

Thus, the Company has concluded the divestment of its steel production operations in both Colombia and Dominican Republic.

São Paulo, March 14, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer